SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 April 2006

MARCH 2006 TRAFFIC

•	Passenger: buoyant activity with traffic up 6.6%

•	Cargo: positive trend in activity with traffic up 9.8%

Passenger operations

The activity of the Air France-KLM group remained buoyant in March despite an unfavorable calendar effect. The timing of Easter week in April this year weighed on traffic volumes and the tourism activity was affected by the Chikungunya epidemic in Indian Ocean zone. However, the yield benefited from stronger business traffic.

Overall, traffic increased by 6.6% on 7.5% higher capacity in March. The load factor stood at 79.4%, down slightly (-0.7 points). Excluding the Caribbean & Indian Ocean sector, traffic increased by 8.6% and the load factor remained virtually stable. The group carried over 5.8 million passengers, up 4.7%.

-	On the Americas, activity remained strong with traffic increasing by 8.1% in line with capacity (+8.2%). The load factor remained at the good level of 87.1% (-0.1 points). The success of our development in Latin America is confirmed by an 18.5% rise in traffic on an increase of 14.6% in capacity and an improvement of 2.9 points in the load factor to 87.2%.

-	Asia recorded another strong performance with a 2.4-point increase in the load factor (85.0%), as traffic was up 15.7% on 12.4% higher capacity.

-	On the Africa & Middle-East network, traffic increased by 7.0%. As capacity was up 11.5%, the load factor declined by 3.1 points to 74.3%.

-	Activity on the Indian Ocean destinations was strongly impacted by the Chikungunya epidemic. Total traffic on the Indian Ocean & Caribbean sector decreased by 5.3% while capacity was down 0.8%. The load factor declined by 3.8 points but remained at the high level of 80.9%.

-	On the European network, traffic increased by 2.7% on 4.6% higher capacity. The load factor stood at 67.1% (down 1.2 points).

During the financial year 2005-06, Air France-KLM posted an excellent performance with traffic increasing strongly (up 8.6%) on 6.2% higher capacity. The load factor gained 1.8 points to reach 80.6%. The group carried 70 million passengers (up 6.4%).

Cargo operations

In March, cargo activity posted a 9.8% increase in traffic on 5.8% higher capacity. The load factor gained 2.6 points to reach 69.1%.

In 2005-06, cargo traffic grew 3.5% on 6.5% higher capacity. The cargo load factor stood at 66.1% (down 1.9 points).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	March			Cumulative
Total Group	2006	2005	%	2005-06	2004-05	%
Passengers carried (000s)	5,821	5,562	4.7%	70,015	65,822	6.4%
Revenue pax-kilometers (RPK)	15,935	14,954	6.6%	189,253	174,211	8.6%
Available seat-kilometers (ASK)	20,059	18,664	7.5%	234,669	220,897	6.2%
Load factor (%)	79.4%	80.1%	-0.7	80.6%	78.9%	1.8

Europe (including France)
Passengers carried (000s)	4,039	3,900	3.6%	48,903	46,476	5.2%
Revenue pax-kilometers (RPK)	3,050	2,968	2.7%	37,825	35,620	6.2%
Available seat-kilometers (ASK)	4,547	4,348	4.6%	53,936	52,614	2.5%
Load factor (%)	67.1%	68.3%	-1.2	70.1%	67.7%	2.4

America (North and South)
Passengers carried (000s)	662	620	6.9%	8,408	7,533	11.6%
Revenue pax-kilometers (RPK)	4,972	4,600	8.1%	61, 984	55,342	12.0%
Available seat-kilometers (ASK)	5,706	5,272	8.2%	71,804	64,683	11.0%
Load factor (%)	87.1%	87.3%	-0.1	86.3%	85.6%	0.8

Asia / Pacific
Passengers carried (000s)	420	359	16.8%	4,680	4,153	12.7%
Revenue pax-kilometers (RPK)	3,665	3,168	15.7%	40,898	36,557	11.9%
Available seat-kilometers (ASK)	4,312	3,835	12.4%	47,992	44,849	7.0%
Load factor (%)	85.0%	82.6%	2.4	85.2%	81.5%	3.7

Africa / Middle East
Passengers carried (000s)	415	387	7.3%	4,882	4,470	9.2%
Revenue pax-kilometers (RPK)	2,200	2,056	7.0%	25,565	23,365	9.4%
Available seat-kilometers (ASK)	2,962	2,657	11.5%	32,949	29,956	10.0%
Load factor (%)	74.3%	77.4%	-3.1	77.6%	78.0%	-0.4

Caribbean / Indian Ocean
Passengers carried (000s)	285	296	(3.8%)	3,142	3,190	(1.5%)
Revenue pax-kilometers (RPK)	2,048	2,162	(5.3%)	22,980	23,326	(1.5%)
Available seat-kilometers (ASK)	2,531	2,552	(0.8%)	27,987	28,796	(2.8%)
Load factor (%)	80.9%	84.7%	-3.8	82.1%	81.0%	1.1

Cargo operations (in millions)
	March			Cumulative
Total Group	2006	2005	%	2005-06	2004-05	%
Revenue tonne-km (RTK)	978	890	9.8%	10,830	10,459	3.5%
Available tonne-km (ATK)	1,414	1,337	5.8%	16,394	15,399	6.5%
Load factor (%)	69.1%	66.6%	2.6	66.1%	67.9%	-1.9

Europe (including France)
Revenue tonne-km (RTK)	8	9	-10.0%	85	99	-14.1%
Available tonne-km (ATK)	45	46	-3.2%	544	571	-4.7%
Load factor (%)	17.2%	18.4%	-1.3	15.6%	17.3%	-1.7

America (North & South)
Revenue tonne-km (RTK)	329	311	5.7%	3,700	3,601	2.8%
Available tonne-km (ATK)	463	437	6.0%	5,615	5,159	8.8%
Load factor (%)	71.1%	71.3%	-0.2	65.9%	69.8%	-3.9

Asia / Pacific
Revenue tonne-km (RTK)	487	436	11.6%	5,479	5,240	4.6%
Available tonne-km (ATK)	663	622	6.6%	7,502	7,064	6.2%
Load factor (%)	73.5%	70.2%	3.3	73.0%	74.2%	-1.1

Africa / Middle East
Revenue tonne-km (RTK)	96	82	16.9%	995	953	4.4%
Available tonne-km (ATK)	150	134	11.9%	1,673	1,541	8.6%
Load factor (%)	63.8%	61.1%	2.7	59.5%	61.9%	(2.4)

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	59	53	11.3%	570	566	0.7%
Available tonne-km (ATK)	94	99	-4.7%	1,061	1,064	-0.3%
Load factor (%)	62.4%	53.4%	9.0	53.8%	53.2%	0.5

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Diary

Thursday May 18, 2006:

Presentation of the FY 2005-06 results at 3 pm (CET)

at Pavillon Gabriel 5, avenue Gabriel – 75008 Paris

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations